NXG Investment Management

600 N. Pearl Street

Suite 1205

Dallas, Texas 75201

The Cushing® MLP & Infrastructure Total Return Fund (“SRV”)

600 N. Pearl Street

Dallas, Texas 75201

Ladies and Gentlemen:

This letter agreement (the "Agreement") confirms the temporary fee waiver by NXG Investment Management (the "Adviser") with respect to the management fee payable in connection with the management of The Cushing® MLP & Infrastructure Total Return Fund (the "Fund").

The Fund and the Adviser have entered into an Investment Management Agreement, dated as of August 6, 2007 (the "Management Agreement"). Pursuant to the Management Agreement, the Fund pays to the Adviser a monthly fee (the "Management Fee") at an annual rate equal to 1.25% of the Fund’s Managed Assets (as defined in the Management Agreement).

1.           Fee Waiver. The Adviser has agreed to waive a portion of the Management Fee equal to 0.25% of the Fund’s Managed Assets.

2.           Effective Date. The fee waiver is effective as of February 1, 2023.

3.           Recoupment. Amounts waived by the Adviser are not subject to recoupment from the Fund in future years.

4.           Term and Termination. This Agreement shall continue for a 12-month term. This Agreement will terminate automatically in the event of the termination of the Management Agreement.

5.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the 1940 Act.

Very truly yours,

Cushing MLP Asset Management, LP

/s/ Blake Nelson
Name: Blake Nelson
Title: Chief Financial Officer

Accepted and Agreed:

THE CUSHING® MLP & INFRASTRUCTURE TOTAL RETURN FUND

By:	/s/ Blake Nelson
Name: Blake Nelson
Title: Chief Financial Officer and Treasurer

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